Exhibit 99.1

Valens Semiconductor Welcomes Igal Rotem to its Board of Directors

HOD HASHARON, Israel, August 26, 2025 – Valens Semiconductor (NYSE: VLN) today announced that its Board of Directors has decided to appoint Igal Rotem, a seasoned high-tech executive and serial entrepreneur, as a member of the Board. Mr. Rotem replaces Michael Linse, a Valens board member and shareholder since 2018.

“Igal’s experience, both as a CEO and as a chairman of private and public tech companies, will bring a valuable perspective to our team,” said Dr. Peter Mertens, Chairman of the Board at Valens Semiconductor. “I would like to take this opportunity to thank Michael for his valuable contributions to our Board over the many years he served.”

“Igal’s experience in scaling businesses, including as the founder and CEO of a semiconductor company, makes him an invaluable addition to our Board,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “His proven ability to drive strategic growth and foster innovation will be instrumental as we continue to expand our technology leadership across multiple industries. I would like to thank Michael for the many years he dedicated to this company; in my opinion, he is an exemplar of what a board member should be – smart, proactive, and professional.”

Mr. Rotem was selected by the Board due to his vast experience as a high-tech executive, entrepreneur, and industry innovator. Most recently, he served as Chairman of Shift4 EU Bank following its $575 million acquisition by Shift4 Inc. Prior to that, he spent more than a decade as CEO and Chairman of Finaro (formerly Credorax), leading the company to become a global leader in digital acquiring and payment processing solutions and successfully driving its sale to Shift4. Earlier in his career, he co-founded PowerDsine, a pioneer in Power over Ethernet technology, where he served as CEO and led the company through an IPO on NASDAQ and its subsequent $246 million acquisition by Microsemi.

The Board of Directors has decided on Mr. Rotem’s appointment in a meeting on August 25, 2025, and it is effective immediately.

About Valens Semiconductor

Valens Semiconductor (NYSE: VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens' chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our financial goals for 2029 and potential acquisition opportunities. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor's ("Valens") management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers' demand; disruptions in relationships with any one of Valens' key customers; any difficulty selling Valens' products if customers do not design its products into their product offerings; Valens' dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team, and other key personnel; our ability to timely adjust product prices to customers following price increases by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental, and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens' Form 20-F filed with the SEC on February 28, 2024, under the heading "Risk Factors," and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens' expectations, plans, or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens' assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens' assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Investor Contacts:

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

Michal.Benari@valens.com

SOURCE Valens Semiconductor